September 14, 2005

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to your follow up comment letter dated August 31, 2005, concerning the Staff’s review of Tupperware Corporation’s Form 10-K for the fiscal year ended December 25, 2004 filed on March 10, 2005, the Company’s Form 10-Q for the quarter ended April 2, 2005 filed on May 10, 2005, and the Company’s Form 10-Q for the quarter ended July 2, 2005 filed on August 8, 2005. The following is the Company’s response to the matter contained in your most recent letter.

Comments on July 2, 2005 10-Q

Financial Statements

Note 3 – Promotional Accruals, page 7

1)	Comment: We have reviewed your response to comment 2. We continue to believe that you should disclose the amount of promotional expenses that are included in the delivery, sales and administrative expense line item for each period presented. This information is necessary to enable comparison of gross margin between companies that classify these amounts differently. By not requiring disclosure of the amounts netted against revenues, the full amount of these activities is not known to the reader, which helps protect the confidentiality of the full amount.

Reply: We appreciate your consideration and the time you have spent in discussing this issue with us. We understand that although the Company has been in compliance with the disclosure requirements related to its promotional expenses, the Staff continues to request that this information be disclosed in recurring filings to assist the reader in their analysis of gross margins between companies. The Company will provide the requested amounts in future filings as part of the Promotional Accruals footnote as follows:

September 14, 2005

Mr. Rufus Decker

Total promotional expenses included in delivery, sales and administrative expense for the second quarter of 2005 and 2004 were $45.9 million and $51.1 million, respectively, and were $96.2 million and $103.9 million for the corresponding year-to-date periods.

In addition, the Company will add cautionary language in its MD&A such as: As discussed in Note 3 to the consolidated financial statements, the Company includes promotional costs in delivery, sales and administrative expense. As a result, the Company’s net sales may not be comparable with other companies that treat these costs as a reduction of revenue.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and
Chief Financial Officer